UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39117

36Kr Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People’s Republic of China, 100026
+86 10 5825-4106
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

36Kr Holdings Inc. Announces Receipt of Minimum Bid Price Notice from Nasdaq

BEIJING, China, November 8, 2023 - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced that it has received a written notification from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated November 3, 2023, indicating that for the last 30 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until May 1, 2024, to regain compliance under the Nasdaq Listing Rules. If, at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance, and the matter will be closed.

In the event the Company does not regain compliance by May 1, 2024, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and provides written notice of its intention to cure the deficiency.

Receipt of the Nasdaq notification letter does not affect the Company’s business operations. The Company will take all reasonable measures in order to regain compliance with the Nasdaq minimum bid price requirement.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement , and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

36Kr Holdings Inc.

Date:	November 8, 2023	By:	/s/ Dagang Feng
			Name:	Dagang Feng
			Title:	Co-chairman and Chief Executive Officer

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